7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

July 8, 2013

VIA EDGAR

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Investors Trust (the “Registrant”)
(SEC File No. 333-188991)

Dear Mr. Oh,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on June 24, 2013 in connection with the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Proxy Statement/Prospectus”) that was filed on June 3, 2013, by ING Pioneer Mid Cap Value Portfolio (“Mid Cap Portfolio”) and ING Large Cap Value Portfolio (“Large Cap Portfolio,” and together with Mid Cap Portfolio, the “Portfolios”). Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.              Comment: On the facing page please disclose the title of the securities being registered.

Response:  The Registrant has revised the facing page in response to this comment.

Comments to Part A

2.              Comment:  Please revise the cover of the N-14 to include the disclosure required by Items 1(b)(2), 1(b)(3), 1(b)(4), and 1(b)(5).

Response:  The Registrant has revised the disclosure in response to this comment.

3.              Comment:  Please confirm that a table of contents will be included in the definitive Proxy Statement/Prospectus as required by Item 2(b).

Response: The Registrant confirms that a table of contents will be included.

4.              With respect to the section entitled “Introduction”:

a.              Comment:  In the sub-section entitled “How can I obtain more information about the Portfolios?” please revise the date of the Statement of Additional Information related to the Proxy Statement/Prospectus.

Response:  The Registrant has revised the disclosure in response to this comment.

b.              Comment:  In the sub-section entitled “How can I obtain more information about the Portfolios?” please include the file numbers of the documents incorporated by reference.

Response:  The Registrant has revised the disclosure in response to this comment.

5.              With respect to the section entitled “Summary of the Proposed Reorganization”:

a.              Comment:  The seventh bullet point reads that “[t]he net expense ratios for all classes of Mid Cap Portfolio are expected to decrease as a result of the Reorganization.”  This disclosure is inconsistent with the information presented in the fee table.  Please revise.

Response: The Registrant has revised the disclosure in response to this comment.

b.              Comment:  Please include in this section a summary of the differences between the investment strategies of the Portfolios.

Response:  The Registrant has revised the disclosure in response to this comment.

c.               Comment:  The tenth bullet point directs Variable Contract Holders and Plan Participants to consult their underlying prospectus with respect to purchases, exchange, redemptions of shares, and related fees, please more directly compare the purchase, exchange, and redemptions rights between the Portfolios.

Response: The Registrant has revised the disclosure in response to this comment.

6.              With respect to the section entitled “Proposal One — Approval of the Reorganization”:

a.              Comment:  In the sub-section entitled “Why is a Reorganization Proposed?” the disclosure notes a benefit to shareholders as the result of lower net expenses.  This disclosure is inconsistent with the information presented in the fee table.  Please revise.

Response:  The Registrant has revised the disclosure in response to this comment.

b.              Comment:  In the Expense Example, please revise the introductory text.

Response:  The Registrant has revised the disclosure in response to this comment.

c.               Comment:  As required by Item 3(c), please revise the Proxy Statement/Prospectus so that the disclosure concerning the risks of investing in Mid Cap Portfolio and Large Cap Portfolio immediately follows the synopsis.

Response:  The Registrant appreciates the Staff’s comment, but believes that disclosure of the risks of investing in the Portfolios is best understood in the context of the investment strategies of the Portfolios. The Registrant has maintained the risk disclosure in the section immediately following the investment strategies, but has added a bulletpoint to the synopsis that directs shareholders to the risk disclosure.

d.              With respect to the table included in the sub-section entitled “How do certain characteristics of the Portfolios compare?”:

i.      Comment:  Please confirm the figures provided for the net assets of the Portfolios.

Response:  The Registrant has revised the disclosure in response to this comment.

ii.   Comment:  Footnote two to the table should apply to the assets in excess of other liabilities for Large Cap Portfolio.

Response:  The Registrant has revised the disclosure in response to this comment.

e.               Comment:  With respect to the “Historical sub-adviser name and strategies information” table in the sub-section entitled “How does the management of the Portfolios compare?” please clarify which Portfolio this information applies to.

Response: The Registrant has revised the disclosure in response to this comment.

f.                With respect to the sub-section entitled “Additional Information about the Reorganization”:

i.      Comment:  With respect to the sub-sub-section entitled “The Reorganization Agreement”, please indicate that one of the conditions of the Reorganization Agreement is that the Portfolios receive an opinion of counsel that the Reorganization Agreement shall constitute a tax-free reorganization for Federal income tax purposes.

Response:  The Registrant has revised the disclosure in response to this comment.

ii.   Comment:  With respect to the sub-sub-section entitled “Portfolio Transitioning” please clarify whether shareholders are expected bear any transaction costs in connection with the Reorganization.

Response:  The Registrant has revised the disclosure in response to this comment.

g.               With respect to the sub-section entitled “What factors did the Board consider?”:

i.      Comment:  The second paragraph indicates the Board considered “the lower net expense ratios that current shareholders of Mid Cap Portfolio are expected to experience as a result of the Reorganization.” This disclosure is inconsistent with the information presented in the fee table.  Please revise.

Response:  The Registrant has revised the disclosure in response to this comment.

ii.   Comment:  The second paragraph indicates that the Board considered “the fact that direct or indirect costs relating to the Reorganization will not be borne by either Portfolio or their shareholders.”  Please confirm.

Response:  The Registrant confirms the accuracy of the referenced disclosure.

7.              Comment:  With respect to the section entitled “Additional Information about the Portfolios”:

a.              Comment:  With respect to the sub-section entitled “Capitalization,” please correct the adjustment to shares outstanding for Class S.

Response: The Registrant has revised the disclosure in response to this comment.

b.              Comment:  In your response, please confirm the disposition of the Class S2 shares of Mid Cap Portfolio.

Response: The Registrant confirms that the Class S2 shares of Mid Cap Portfolio were liquidated effective June 14, 2013.

Comments to Part B

8.              Comment:  With respect to the cover of the Statement of Additional Information:

a.              Comment:  With respect to the second paragraph, please correct the reference to the Portfolio Managers’ Report for Large Cap Portfolio.

Response:  The Registrant has revised the disclosure in response to this comment.

b.              Comment:  With respect to the fourth paragraph, please note that the semi-annual reports for the Portfolios dated June 30, 2012 are not required to be incorporated by reference.

Response:  The Registrant has removed the reference to the semi-annual reports.

9.              Comment:  With respect to the Pro Forma Financial Statements:

a.              Comment:  With respect to the first paragraph, please correct the date reference.

Response:  The Registrant has revised the disclosure in response to this comment.

b.              Comment:  With respect to the Portfolio of Investments, no adjustments related to the transition are shown. If the Registrant does not include any adjustments related to the transition, please include a footnote that indicates that all the investments of Mid Cap Portfolio would comply with the investment restrictions of Large Cap Portfolio.

Response:  The Registrant has revised the disclosure in response to this comment.

c.               Comment:  With respect to Note 1 in the section entitled “Notes to the Pro Forma Financial Statements (Unaudited), please correct the typographical errors in the first paragraph.

Response:  The Registrant has revised the disclosure in response to this comment.

d.              Comment:  With respect to Note 1 in the section entitled “Notes to the Pro Forma Financial Statements (Unaudited), the second paragraph states that “[t]his unaudited pro forma Portfolio of Investments reflects management’s anticipation that most portfolio transitioning, including the sale of most holdings of Mid Cap Value and the purchases of assets Large Cap may hold or wish to hold….” Please confirm the accuracy of this statement in light of the adjustments in the Portfolio of Investments.

Response:  The Registrant has removed the above referenced statement.

10.       Comment:  Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650.

Sincerely,

/s/ Kristen Freeman
Kristen Freeman
Vice President and Counsel
ING Investment Management — ING Funds

Attachments

cc:                                Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

July 8, 2013

VIA EDGAR

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Investors Trust
(SEC File No. 333-188991)

Dear Mr. Oh:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP